SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549



                            FORM 11-K



             Annual Report Pursuant to Section 15(d)
             of the Securities Exchange Act of 1934


        As of December 31, 2000 and December 31, 1999 and for the year ended December 31, 2000

                  Commission file number 1-1373



        A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                  MODINE 401(K) RETIREMENT PLAN
                   FOR HOURLY UNION EMPLOYEES


        B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                  MODINE MANUFACTURING COMPANY
        1500 DeKoven Avenue, Racine, Wisconsin 53403-2552



















           An Exhibit index appears at page 18 herein.

                  MODINE 401(K) RETIREMENT PLAN
                   FOR HOURLY UNION EMPLOYEES

   INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND
                            EXHIBITS
                        ----------------


                                                                     Pages
                                                                     -----
Report of Independent Accountants

FINANCIAL STATEMENTS:                                                   3

   Statement of net assets available for benefits
   as of December 31, 2000 and December 31, 1999                        4

   Statement of changes in net assets available for benefits
   for the year ended December 31, 2000                                 5

   Notes to financial statements                                     6-14

SUPPLEMENTAL SCHEDULES:

   Schedule H, Line 4i - Schedule of assets held for
   investment purposes as of December 31, 2000                         16

   Schedule H, Line 4j - Schedule of reportable transactions
   for the year ended December 31, 2000                                17

Exhibits to Annual Report on Form 11-K                                 18

Signatures                                                             19



NOTE:   Supplemental schedules required by the Employee Retirement
-----
        Income Security Act of 1974 that have not been included herein are not applicable.

                Report of Independent Accountants

To the Participants and Administrator of Modine 401(K) Retirement Plan for Hourly Union Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Modine 401(K) Retirement Plan for Hourly Union Employees (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 2000 and Reportable Transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


s/PricewaterhouseCoopers LLP

June 6, 2001
Chicago, Illinois

                  MODINE 401(K) RETIREMENT PLAN
                   FOR HOURLY UNION EMPLOYEES

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFTIS

             December 31, 2000 and December 31, 1999






ASSETS                                      2000             1999
------                                      ----             ----

Cash                                    $       --        $    2,291

Investments                              5,205,115         3,207,219

Participant loans                           64,414            12,755
                                        ----------        ----------

     Total investments                   5,269,529         3,222,265

Receivables:

  Employer contributions                    41,889            47,373
  Participant contributions                 61,421            69,892
  Accrued investment income                     --             6,280
  Accrued dividends                            403               186
                                        ----------        ----------

     Total receivables                     103,713           123,731
                                        ----------        ----------

Net assets available for benefits       $5,373,242        $3,345,996
                                        ==========        ==========




   The accompanying notes are an integral part of the financial statements.

                  MODINE 401(K) RETIREMENT PLAN
                   FOR HOURLY UNION EMPLOYEES

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              for the year ended December 31, 2000



                                                              2000
                                                              ----
Additions:
  Investment income (loss):
    Net depreciation in fair value of investments         ($ 596,745)
    Interest                                                   3,050
    Dividends                                                 15,617
                                                          ----------
       Total investment loss                                (578,078)
                                                          ----------

  Contributions:
    Participant                                            1,836,199
    Employer                                               1,244,570
    Rollover contributions                                     1,483
                                                          ----------
       Total contributions                                 3,082,252
                                                          ----------
         Total additions                                   2,504,174
                                                          ----------

Deductions:
  Distributions to participants                              457,586
  Administrative costs                                         2,200
  Transfers                                                   17,142
                                                          ----------
         Total deductions                                    476,928
                                                          ----------

  Net increase in net assets available
    for benefits                                           2,027,246

Net assets available for benefits:
  Beginning of year                                        3,345,996
                                                          ----------
  End of year                                             $5,373,242
                                                          ==========



    The accompanying notes are an integral part of the financial statements.

                  MODINE 401(K) RETIREMENT PLAN
                   FOR HOURLY UNION EMPLOYEES

                  NOTES TO FINANCIAL STATEMENTS

1. Description of Plan
   -------------------

   The following description of the Modine 401(k) Retirement Plan for Hourly Union Employees ("the Plan") provides only general information on the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   A. General
      -------

      The Plan is a 401(k) profit sharing plan covering all eligible hourly union employees of Modine Manufacturing Company, "the Company", who have one hour of service. Eligible employees who elect to participate are referred to as "Participants". The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   B. Contributions
      -------------

      Plan Participants enter into a salary reduction agreement wherein the employee elects a reduction in compensation, which the Company contributes to the Plan. Participants direct investment of their contributions into various investment options offered by the Plan. The Plan currently offers eight investment alternatives. Participants may contribute up to 15% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits. Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

      The Company currently makes matching contributions equal to 75% of employee contributions up to 10% of total compensation. The Company has the discretion to make an additional contribution and match all or any portion of the Participant's contribution. The matching and discretionary, if any, Company contribution is invested directly in the Modine Company Stock Fund.

      Participant and Company contributions are subject to certain statutory limitations.

   C. Participant Accounts
      --------------------

      Each Participant account is credited with the Participant's contributions and allocations of the Company's matching contribution, the Company's discretionary contribution, and Plan earnings. Allocations of contributions and investment earnings are based on the Participant contributions or account balances, as provided by the Plan. The net appreciation (depreciation) in fair value of investments is also allocated (charged) to the individual Participant accounts based on each Participant's share of fund investments.

   -------------------

   D. Vesting
      -------

      Each Participant is 100% vested in their Plan account.  A
      Participant's vested account may not be forfeited or refunded, except to meet anti-discrimination requirements.

   E. Investment Options
      ------------------

      The investment funds listed below have been established for the investment of Plan assets. Participants are allowed to invest their contributions in 1% increments in eight different funds.
      With the exception of the Modine Company Stock Fund and the Marshall Money Market Fund, each of the funds is a mutual fund.
      A mutual fund consists of a variety of investments selected by a professional manager to meet specific objectives of return and risk.

      Investment Fund             Primary Investments
      -------------------------------------------------------------------------
      Marshall Money Market      Short-term, higher-quality securities,
      Fund                       including U.S. Government Securities,
                                 commercial paper, certificates of deposit and bankers' acceptances.

      M&I Diversified Income     Primarily investment-grade domestic bond funds
      Fund                       with a maximum of 30% of its assets invested
                                 in equity securities to achieve a total
                                 investment return through production of income and secondarily from capital appreciation.

      M&I Growth Balanced        50-70% of its assets are invested in equity
      Fund                       securities to achieve a total investment
                                 return from income and capital appreciation.

      M&I Diversified Stock      90-100% of its assets are invested in equity
      Fund                       securities to achieve a total investment
                                 return primarily from capital appreciation and secondarily from income.

      Vanguard Index Trust       Substantially the same percentages of common
      500 Portfolio Fund         stocks as the Standard & Poor's 500
                                 Composite Stock Price Index.

      Managers Special           Securities of companies with small to medium
      Equity Fund                market capitalizations that have potential
                                 for superior growth of earnings.

      American Century 20th      Primarily invests in common stock of foreign
      Century International      companies that meet certain fundamental and
      Growth Investment Fund     technical standards and have potential for
                                 capital appreciation.

      Modine Company Stock Fund  Modine Common Stock
      -------------------------------------------------------------------------

   -------------------

      All Participant contributions may be transferred or reinvested without restriction into any of the Plan's available investment funds. The Company's matching and discretionary contributions are invested in the Modine Company Stock Fund and must remain in that fund until age 59 1/2.

   F. Participant Loans
      -----------------

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The maximum loan repayment term is five years, except for loans to purchase a primary residence. Loans bear interest at the Marshall & Ilsely Bank prime rate plus 1%. All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.

   G. Distributions
      -------------

      If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum. The timing and form of distributions are subject to certain minimum balance and age restrictions as provided by the Plan.

   H. Withdrawals
      -----------

      The Plan provides for both hardship and non-hardship withdrawals. Contributions may only be withdrawn without penalty on or after age 59 1/2 or in the event of retirement, death, disability, termination or financial hardship.
      Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure on the mortgage on, the primary residence.

   I. Administrative Expenses
      -----------------------

      Significant expenses of administering the Plan are borne by the Company.

   J. Trustee
      -------

      As of December 31, 2000 and 1999, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsely
      Trust Company, Milwaukee, Wisconsin.

   -------------------

   K. Anti-Discrimination Requirements
      --------------------------------

      The plan is required to meet the anti-discrimination requirements for highly compensated employees as set forth in Section 401(k) and Section 401(m) of the Internal Revenue Code. For years in which the Plan does not meet these requirements, a refund of Participant contributions made by highly compensated employees and the related Company matching contributions must be made within two and one-half months after the close of the Plan year.

2. Summary of Significant Accounting Policies
   ------------------------------------------

   A. Basis of Accounting
      -------------------

      The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles.

   B. Investment Valuation
      --------------------

      Investment in the Modine Company Stock Master Trust Fund (Master Trust), consisting primarily of Modine Common Stock, with a small amount in money market investments, is valued at this Plan's proportionate share of the aggregate net asset value of the Master Trust's assets. The net asset value per unit is calculated by dividing the fund's total market value by the outstanding number of Participant units. The units are updated daily based upon Participant activity. The number of units and market price of the Modine Company Stock Master Trust Fund held by the Plan is as follows:

                              December 31, 2000     December 31, 1999
                              -----------------     -----------------

        Units                        113,568               58,542
        Market Price              $2,552,370           $1,524,352

      Investments held in the other seven funds are stated at the market value of units held by the Plan as of the last trading day of the period.

      Loans to Participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

   ------------------------------------------

   C. Security Transactions and Related Investment Income
      ---------------------------------------------------

      Security transactions are accounted for as of the trade date and dividend income is recorded as of the dividend record date. Interest income is recorded on the accrual basis. The cost of securities sold is determined on a moving average cost basis.

   D. Net Appreciation (Depreciation) in Fair Value of
      ------------------------------------------------
      Investments
      -----------

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation
      (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   E. Contributions
      -------------

      Both Participant and Company contributions are recorded and transferred to the trustee within two weeks of the date the Participant contributions are withheld from the Participant's compensation.

   F. Withdrawals and Distributions
      -----------------------------

      Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable. Withdrawals and distributions are recorded when paid.

   G. Use of Estimates
      ----------------

      Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts and disclosures reported therein. Actual results could differ from those estimates.

3. Investments
   -----------

   The following presents investments that represent 5 percent or more of the Plan's net assets:

                                        December 31, 2000   December 31, 1999
                                        -----------------   -----------------
      M&I Diversified Stock Fund,
        11,304 and 6,692 units,
        respectively                       $  307,072           $  189,624

      M&I Growth Balanced Fund,
        10,980 units                          235,354                   --

      Vanguard Index Trust 500
        Portfolio Fund, 10,671 and
        6,229 units, respectively           1,300,309              842,958

      Managers Special Equity Fund,
        4,262 and 2,227 units,
        respectively                          327,291              203,598

      American Century 20th Century
        International Growth
        Investment Fund, 25,470 and
        12,894 units, respectively            278,385              193,018

      Investment in Modine Company
        Stock Master Trust Fund,
        113,568 and 58,542 units,
        respectively                        2,552,370*           1,524,352*

     * Participant and non-participant directed

   During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $596,745 as follows:

      Mutual Funds                      ($191,394)
      Master Trust Investment Loss       (405,351)
                                        ---------
                                        ($596,745)
                                        =========

4. Master Trust Information
   ------------------------

   The Plan's allocated share of the Master Trust's net assets at December 31, 2000 and 1999 is:

                                                   Plan's Share of Master
                                                     Trust's Net Assets
                                                     ------------------
                                                     2000           1999
                                                     ----           ----
      Modine Company Stock Master Trust Fund        20.30%         20.89%

   ------------------------

   The following assets are held in the Modine Company Stock
   Master Trust Fund at December 31, 2000 and December 31, 1999:

                                        2000            1999
                                        ----            ----
     Modine Common Stock            $12,223,576      $7,028,545
     Receivables, net                     2,425           1,269
     Cash and cash equivalents          354,426         265,894
                                    -----------      ----------
      Total                         $12,508,427      $7,295,708
                                    ===========      ==========

   Investment income (loss) for the Modine Company Stock Master
   Trust Fund for the year ended December 31, 2000 is as follows:

     Net depreciation in fair
       value of Modine Common Stock               $(2,493,241)
     Interest                                          26,116
     Dividends                                        443,168
                                                  -----------
      Total                                       $(2,023,957)
                                                  ===========

5. Nonparticipant -Directed Investments
   ------------------------------------

   The Modine Company Stock Master Trust Fund includes certain nonparticipant-directed amounts. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                      December 31, 2000    December 31, 1999
                                      -----------------    -----------------

     Net Assets:

         Common Stock                    $1,935,517           $1,171,998

                                          Year Ended
                                      December 31, 2000
                                      -----------------
     Changes in Net Assets:

         Contributions                   $1,244,570

         Net depreciation                  (310,092)

         Benefits paid to
           Participants                    (170,959)
                                         ----------
                                         $  763,519
                                         ==========

6. Plan Termination
   ----------------

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Number of Participants
   ----------------------

   There were 879 Participants in the Plan as of December 31,
   2000. The number of Participants investing in each of the Plan's funds as of that date is as follows. Participants may be included in more than one fund, as applicable.

     Marshall Money Market Fund                            109
     M&I Diversified Income Fund                           108
     M&I Growth Balanced Fund                              217
     M&I Diversified Stock Fund                            277
     Vanguard Index Trust 500 Portfolio Fund               661
     Managers Special Equity Fund                          278
     American Century 20th Century International
       Growth Investment Fund                              245
     Modine Company Stock Fund                             879

8. Units and Unit Values
   ---------------------

   The following funds are accounted for on a unitized, daily-valued fund basis. The number of units, which are calculated daily by the trustee, and unit values of net assets as of December 31, 2000 were:

                                                    Units    Unit Value
                                                    -----    ----------
   Marshall Money Market Fund                       76,141     $  1.00
   M&I Diversified Income Fund                       7,953       16.12
   M&I Growth Balanced Fund                         10,980       21.43
   M&I Diversified Stock Fund                       11,304       27.17
   Vanguard Index Trust 500 Portfolio Fund          10,671      121.86
   Managers Special Equity Fund                      4,262       76.80
   American Century 20th Century International
     Growth Investment Fund                         25,470       10.93
   Modine Company Stock Fund                       113,568       22.47

9. Tax Status
   ----------

   The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code
   (IRC), and as such is not subject to Federal income taxes. A request will be initiated with the IRS for a tax determination letter for the Plan. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

10.Risks and Uncertainties
   -----------------------

   The Plan provides for various investment options in any combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

11.Related Party Transactions
   --------------------------

   At December 31, 2000 and 1999, the Plan held shares of mutual funds managed by Marshall & Ilsley Trust Company, and held units in the Modine Company Stock Master Trust Fund. Marshall & Ilsley acts as the Plan Trustee, and Modine Manufacturing Company acts as the Plan Administrator. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

12.Reconciliation of Financial Statement to Form 5500
   --------------------------------------------------

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                 December 31, 2000    December 31, 1999
                                 -----------------    -----------------
   Net assets available for
     benefits per the
     financial statements           $5,373,242           $3,345,996
   Amounts allocated to
     withdrawing Participants           (9,414)              (2,230)
                                    ----------           ----------
   Net assets available for
     benefits per the Form 5500     $5,363,828           $3,343,766
                                    ==========           ==========

   The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500:

                                                           Year Ended
                                                       December 31, 2000
                                                       -----------------
   Benefits paid to Participants per the
     financial statements                                   $457,586
   Add:  Amounts allocated to withdrawing
     Participants at December 31, 2000                         9,414
   Less:  Amounts allocated to withdrawing
     Participants at December 31, 1999                        (2,230)
                                                            --------
   Benefits paid to Participants per the Form 5500          $464,770

   --------------------------------------------------

   Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

13.Subsequent Event
   ----------------

   The Plan was amended to reduce the Company's matching contributions from 75% of a participating employee's payroll deductions of up to 10% of the employee's compensation, to 50% of such payroll deductions of up to 6% of the employee's compensation effective January 1, 2001.

   The Plan was amended and applicable to employees with an employment commencement date after December 31, 2000. Employees with an employment commencement date prior to December 31, 2000 shall be fully vested in the Company's contributions. Employees with an employment commencement date subsequent to December 31, 2000 will vest in the Company's contribution after three years of service. A year of service is defined as 1,000 or more hours of service.

                     SUPPLEMENTAL SCHEDULES

                          MODINE 401(K) RETIREMENT PLAN
                           FOR HOURLY UNION EMPLOYEES


      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                              at December 31, 2000
                                   __________



(a)          (b)                             (c)                         (d)          (e)
                              --------------------------------------
                                 Description of
                              investment including
       Identity of issue,     maturity date, rate
       borrower, lessor       of interest collateral,       Shares                   Current
       or similar party       par or maturity value        or units       Cost         Value
----   --------------------   --------------------------   ---------   ----------   ----------
*      Marshall Funds, Inc.   Marshall Money Market Fund     76,141    $   76,141   $   76,141
                              (interest bearing cash)

*      Marshall & Ilsley      Diversified Income Fund         7,953       119,669      128,193
       Trust Company          Growth Balanced Fund           10,980       222,263      235,354
                              Diversified Stock Fund         11,304       293,715      307,072

       The Vanguard Group     Vanguard Index Trust 500       10,671     1,355,711    1,300,309
                              Portfolio Fund

       The Managers           Special Equity Fund             4,262       338,438      327,291
       Funds, L.P.

       American Century       Twentieth Century              25,470       306,590      278,385
       World Mutual           International Growth
       Funds, Inc.            Fund

*      Participant Loans      9.50 - 10.50% interest                                    64,414
                              rate; various maturity
                              rates

*     Modine                  Common Stock and              113,568     3,154,791    2,552,370
      Manufacturing           Marshall Money
      Company                 Market Fund


   * Represents party in interest to the Plan.




                          MODINE 401(K) RETIREMENT PLAN
                           FOR HOURLY UNION EMPLOYEES

            Schedule H, Line 4j - Schedule of Reportable Transactions
                      for the year ended December 31, 2000



                   (a)                   (b)                (c)            (d)         (g)            (h)         (i)
                                     Description                                                    Current
                                      of Asset                                                       Value        Net
                                  (include interest                                               of Asset on    Gain
                Identity of       rate and maturity                      Selling       Cost       Transaction     or
               Party Involved     in case of a loan   Purchase Price      Price      of Asset         Date      (Loss)
               ----------------   -----------------   ----------------   -------   -----------   ------------   ------
Purchases of
  investments:
               The Vanguard       Vanguard Index      $  746,988 (46)              $  746,988     $  746,988    $  --
               Group              Trust 500
                                  Portfolio Fund

               American           Twentieth Century      201,326 (44)                 201,326        201,326       --
               Century World      International
               Mutual Funds,      Growth Investment
               Inc.               Fund

               The Managers       Special Equity         223,765 (46)                 223,765        223,765       --
               Fund, LP           Fund

               Modine             Modine               1,761,408 (50)               1,761,408      1,761,408       --
               Manufacturing      Manufacturing
               Company            Company Stock
                                  Master Trust
                          Fund


(A) Columns E and F, Lease rental and Expense incurred with transactions respectively, are omitted, as they are not applicable.

(B) The figures in parentheses indicate the number of transactions in total series. A single transaction is reported as part of a series of transactions, whenever possible.


EXHIBITS TO ANNUAL REPORT ON FORM 11-K


The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.


Exhibit
Number   Description
-------  -----------

  4      Modine 401(k) Retirement Plan for Hourly Union Employees
         (Incorporated by reference to Exhibits 99(a) and (b) to the companies filing of Form S-8 dated October 26, 1998 and October 20, 2000).

  23     Consent of Independent Accountants, filed herewith.

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                              MODINE 401(K) RETIREMENT PLAN
                              FOR HOURLY UNION EMPLOYEES


June 25, 2001                 DAVE B. SPIEWAK
                              ----------------------------------------
                              Committee Member - Dave B. Spiewak



                              ROGER L. HETRICK
                              ----------------------------------------
                              Committee Member - Roger L. Hetrick



                              DEAN R. ZAKOS
                              ----------------------------------------
                              Committee Member - Dean R. Zakos

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